EXHIBIT 21.1

Subsidiaries of Aetrium Incorporated

1.	Aetrium Corporation, organized under the laws of Minnesota

2.	Aetrium-WEB Technology Inc., organized under the laws of Minnesota

3.	Aetrium-WEB Technology, LP, organized under the laws of Texas, doing business as “Aetrium—Dallas Division”